EXHIBIT 99.1


              CERTIFICATION PURSUANT TO SECTION 1350 OF CHAPTER 63
                      OF TITLE 18 OF THE UNITED STATES CODE


     I, Louis Eisman, the chief executive officer of Ayotte Music Inc., certify that (i) the Quarterly Report on Form 6-K for the period ended September 30, 2002, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and (ii) the information contained in the Form 6-K financial statements fairly presents, in all material respects, the financial condition and results of operations of Ayotte Music Inc.


                                                 /s/  Louis Eisman
                                                --------------------------------
                                                Chief Executive Officer

                                                Date:  November 28, 2002




              CERTIFICATION PURSUANT TO SECTION 1350 OF CHAPTER 63
                      OF TITLE 18 OF THE UNITED STATES CODE


         I, Michael Fugman, the chief financial officer of Ayotte Music Inc., certify that (i) the Quarterly Report on Form 6-K for the period ended September 30, 2002, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and (ii) the information contained in the Form 6-K financial statements fairly presents, in all material respects, the financial condition and results of operations of Ayotte Music Inc.


                                                  /s/  Michael Fugman
                                                 -------------------------------
                                                 Chief Financial Officer

                                                 Date: November 28, 2002